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                           April 27, 2023

       Patrick Brickley
       Chief Financial Officer
       Everbridge, Inc.
       25 Corporate Drive, Suite 400
       Burlington, MA 01803

                                                        Re: Everbridge, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-37874

       Dear Patrick Brickley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Additional Supplemental Non-GAAP Financial Measures, page 75

   1. We note your Additional Supplemental Non-GAAP Financial Measures, specifically the reconciliation table of
your GAAP to non-GAAP financial measures for the years ended
                                                        December 31, 2022
through 2020. The reconciliation table appears to include most of the major captions of the
consolidated statements of operations, which gives undue
                                                        prominence to your
Non-GAAP financial measures. Please revise your presentation to comply with Question
102.10(c) of the Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures. This comment also applies to the Reconciliation of
                                                        GAAP measures to
non-GAAP measures presented in the earnings release furnished with your Item 2.02 Form 8-K
filed on February 22, 2023.
   2. We also note you disclose Non-GAAP gross margin, a non-GAAP financial measure, without its most
directly comparable GAAP financial measure, which is a GAAP gross profit margin. Please
revise to disclose the most directly comparable GAAP financial
 Patrick Brickley
Everbridge, Inc.
April 27, 2023
Page 2
         measure with equal or greater prominence. This comment also applies to the Non-GAAP gross margin presented in the earnings release furnished with your
Item 2.02 Form 8-K
         filed on February 22, 2023. Refer to Question 102.10(a) of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNamePatrick Brickley                          Sincerely,
Comapany NameEverbridge, Inc.
                                                            Division of
Corporation Finance
April 27, 2023 Page 2                                       Office of
Technology
FirstName LastName